                                 EXHIBIT 11.1

Exhibit 11.1     Statement regarding computation of per share earnings.

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted.

                                                                          1997
                                                        Income           Shares       Per Share
                                                      (Numerator)     (Denominator)     Amount
                                                      -----------     -------------   ---------
Income available to common stockholder                 $3,917,124        3,323,346
     Less unallocated ESOP shares                              --          139,077
                                                       ----------       ----------
Basic earnings per common share
     Income available to common stockholders            3,917,124        3,184,269     $ 1.23

Effective of dilutive securities - options                     --           56,800
                                                       ----------       ----------
Earnings per common share - assuming dilution
     Income available to common stockholders +
     assumed conversions                               $3,917,124       $3,241,069     $ 1.21


Basic earnings per common share information for 1996 and 1995 is calculated by dividing net income by the weighted number of shares outstanding (3,818,273 and 3,919,488, respectively). Earnings per common share - assuming dilution for 1996 did not include the effect of options to purchase 237,000 shares of common stock because the exercise price was greater than the average market price of the common shares. Earnings per common share - assuming dilution for 1995 did not differ from basic earnings per common share because there were no stock options or other common stock equivalents outstanding.

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